RADICA GAMES LIMITED
                             ANNOUNCES NEW DIRECTOR


FOR IMMEDIATE RELEASE               CONTACT:   PATRICK S. FEELY
JUNE 18TH, 1998                                PRESIDENT & COO
                                               (LOS ANGELES, CALIFORNIA)
                                               (626) 744 1150

                                               DAVID C.W. HOWELL
                                               EXECUTIVE V.P. & CFO
                                               (HONG KONG)
                                               (852) 2688 4201


(Hong Kong) Radica Games Limited (NASDAQ RADAF) announced today the appointment of Mr. Peter Thigpen as a member of the Board of Directors. Mr. Thigpen owns Executive Reserves, a consulting company that specializes in quality processes, ethics and marketing strategy. Prior to starting Executive Reserves Mr. Thigpen was Senior Vice President - U.S. Operations and a member of the Executive Management Committee at Levi Strauss & Company, retiring after 23 years with the San Francisco based apparel company. Mr. Thigpen's career at Levi Strauss spanned a wide range of geographical and functional positions. He started with the company's international division, spending thirteen years located overseas. During his tenure at Levi Strauss Mr. Thigpen held positions of President of European Operations, President - Levi Strauss USA, President - The Jeans Company and a member of the Board of Directors.

Mr. Thigpen is a Senior Fellow and a Moderator at the Aspen Institute, member of the Board of the San Francisco School Volunteers, member of the Board of Governors of the Josephson Institute of Ethics, a lecturer on ethics at the Haas Graduate School of Business at the University of California, Berkeley, Member of the Board of Directors of Designs, Inc. and the Gymboree Corporation.

"Peter Thigpen brings to Radica tremendous experience in a field that is heavily dependent upon current fashion and trends similar to the toy industry. Pete's international experience in marketing and sales coupled with his solid grounding in corporate and business ethics compliments nicely the experience level of our Board. We are very fortunate to have the opportunity to work with a man of Pete's talents", said Bob Davids, CEO of Radica Games Limited.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

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